UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant To Section 13 or 15 (d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) — August 10, 2015

ENVESTNET, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34835	20-1409613
(State or other jurisdiction)	(State or other jurisdiction)	(I.R.S. Employer of Incorporation Identification No.)

35 East Wacker Drive, Suite 2400 Chicago, Illinois		60601
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (312) 827-2800

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐             Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐             Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐             Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.                                        Entry into a Material Definitive Agreement.

On August 10, 2015, Envestnet, Inc. (“Envestnet”) entered into an agreement and plan of merger (the “Merger Agreement”) with Yodlee, Inc., a Delaware corporation (“Yodlee”), and Yale Merger Corp., a Delaware corporation and a wholly owned subsidiary of Envestnet (“Merger Sub”).  Pursuant to the Merger Agreement, Merger Sub will merge with and into Yodlee, with Yodlee continuing as the surviving corporation (the “Merger”) and a wholly owned indirect subsidiary of Envestnet. Envestnet’s Board of Directors (the “Board”) has, by unanimous vote, approved the Merger Agreement and the transactions contemplated by the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock, par value $0.001 per share (the “Yodlee Common Stock”) of Yodlee (other than certain excepted shares as described in the Merger Agreement) will be converted into the right to receive (i) $10.78 in cash (the “Per Share Cash Consideration”) and (ii) the number of shares of common stock, par value $0.005 per share, of Envestnet (the “Envestnet Common Stock”) determined by dividing (1) $8.10 by (2) the Envestnet Stock Value (such number of shares, the “Per Share Stock Consideration”) (the consideration described in clauses (i) and (ii), the “Merger Consideration”).  For purposes of the Merger Agreement, the “Envestnet Stock Value” will be equal to the volume weighted average of the sales price per share of Envestnet Common Stock for the ten (10) full trading days ending on and including the second (2nd) full trading day prior to the closing date of the Merger, as calculated by Bloomberg Financial LP; provided that if the Envestnet Stock Value is less than $39.006, then the Envestnet Stock Value will be equal to $39.006 and if the Envestnet Stock Value is greater than $47.674, the Envestnet Stock Value will be equal to $47.674. The amount of Envestnet Common Stock to be issued in the transaction is limited to 19.9% of Envestnet’s outstanding common stock as of immediately prior to the closing of the transaction.  In order to remain below the threshold, Envestnet will pay up to an additional $32 million in cash in the aggregate at closing.

Subject to the terms and conditions of the Merger Agreement, immediately prior to the Effective Time, each Yodlee vested option will be exercised, on a cashless basis, and the net shares of Yodlee Common Stock issued upon such exercise will be converted into the right receive the Merger Consideration therefore and each Yodlee unvested option and vested and unvested restricted stock unit will be converted into the right to receive Envestnet restricted stock units as described in the Merger Agreement.

Completion of the Merger is subject to certain closing conditions, including (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) approval by Yodlee’s stockholders of the Merger Agreement, (iii)  the Securities and Exchange Commission (the “SEC”) declaring effective the Form S-4 to be filed by Envestnet with respect to the Envestnet Common Stock to be issued pursuant to the Merger Agreement, (v) the Envestnet Common Stock to be issued in connection with the Merger being approved for listing on the New York Stock Exchange and (vi) other customary closing conditions. The consummation of the Merger is not subject to a financing condition.

Envestnet intends to fund the acquisition with available balance sheet cash, Envestnet Common Stock and up to $200 million in debt financing.  Envestnet has received a commitment from Bank of Montreal to provide the necessary debt financing.  The commitment to provide the financing is subject to certain conditions, including the negotiation of definitive documentation and other customary closing conditions consistent with the Merger Agreement. Envestnet will pay customary fees and expenses in connection with obtaining the debt financing.

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants providing for both parties to use their respective reasonable best efforts to obtain required regulatory approvals and for Yodlee (i) not to, subject to certain exceptions, initiate, solicit or engage in negotiations with third parties relating to an alternative business combination transaction, (ii) to call and hold a special meeting of Yodlee’s stockholders to approve the Merger Agreement and, subject to certain exceptions, not to withdraw the recommendation of the Yodlee Board of Directors that the Yodlee shareholders approve the Merger Agreement and (iii) to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time.

The Merger Agreement contains certain termination rights, including, among others, the right of either party to terminate the Merger Agreement if the Merger does not occur by February 15, 2016 and the right of Envestnet to terminate the Merger Agreement due to the withdrawal or adverse change of the recommendation by the Yodlee Board of Directors. If the Merger Agreement is terminated by Envestnet, in certain circumstances described in the Merger Agreement, a termination fee equal to $17.8 million will be payable by Yodlee to Envestnet.

The representations, warranties and covenants of each of Envestnet, Merger Sub and Yodlee contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by confidential disclosures made by the parties in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the public disclosures by the parties. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that Envestnet and Yodlee file with the SEC.

On August 10, 2015, concurrently with the execution of the Merger Agreement, Envestnet entered into a voting agreement (the “Voting Agreement”) with certain funds associated with Warburg Pincus, LLC (collectively, “Warburg Pincus”), that together hold approximately 26.9% of the currently outstanding shares of Yodlee Common Stock. Pursuant to the Voting Agreement, Warburg Pincus agreed, among other things, to vote all of its shares in favor of the Merger Agreement and the transactions contemplated thereby, and against any acquisition proposal or other action that would impede the consummation of the Merger.

Warburg Pincus further agreed, subject to certain exceptions, not to transfer or convert its shares of Yodlee Common Stock during the term of the Voting Agreement. The Voting Agreement will terminate upon the earlier of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) mutual written agreement of the parties.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are not complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the form of Voting Agreement, which are filed as Exhibits 2.1 and 99.1, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

The forward-looking statements made in this press release and its attachments concerning, among other things, Envestnet, Inc.’s (the “Company”) expected financial performance and outlook, its strategic operational plans and growth strategy are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties and the Company’s actual results could differ materially from the results expressed or implied by such forward-looking statements. Furthermore, reported results should not be considered as an indication of future performance. The potential risks, uncertainties and other factors that could cause actual results to differ from those expressed by the forward-looking statements in this press release include, but are not limited to, difficulty in sustaining rapid revenue growth, which may place significant demands on the Company’s administrative, operational and financial resources, fluctuations in the Company’s revenue, the concentration of nearly all of the Company’s revenues from the delivery of investment solutions and services to clients in the financial advisory industry, the Company’s reliance on a limited number of clients for a material portion of its revenue, the renegotiation of fee percentages or termination of the Company’s services by its clients, the Company’s ability to identify potential acquisition candidates, complete acquisitions, including the acquisition of Yodlee, and successfully integrate acquired companies, the impact of market and economic conditions on the Company’s revenues, compliance failures, regulatory actions against the Company, the failure to protect the Company’s intellectual property rights, the Company’s inability to successfully execute the conversion of its clients’ assets from their technology platform to the Company’s technology platform in a timely and accurate manner, general economic conditions, changes to the Company’s previously reported financial information as a result of political and regulatory conditions, as well as management’s response to these factors. More information regarding these and other risks, uncertainties and factors is contained in the Company’s filings with the SEC which are available on the SEC’s website at www.sec.gov or the Company’s Investor Relations website at http://ir.envestnet.com/. You are cautioned not to unduly rely on these forward-looking statements, which speak only as of the date of this press release. All information in this Form 8-K is as of August 10, 2015 and, unless required by law, the Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to report the occurrence of unanticipated events.

Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This Current Report on Form 8-K may be deemed to be solicitation material in respect of the proposed transaction between Envestnet and Yodlee. In connection with the proposed transaction, Envestnet intends to file a registration statement on Form S-4, containing a proxy statement of Yodlee with the SEC. The final proxy statement/prospectus will be delivered to the stockholders of Yodlee. This Current Report on Form 8-K is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Envestnet or Yodlee may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Envestnet will be made available free of charge on Envestnet’s website at www.envestnet.com. Copies of documents filed with the SEC by Yodlee will be made available free of charge on Yodlee’s website at www.yodlee.com.

Participants in Solicitation

Envestnet, Yodlee and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Envestnet is set forth in the proxy statement for Envestnet’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2015, and Envestnet’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015. Information about the directors and executive officers of Yodlee is set forth in the proxy statement for Yodlee’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2015, and Yodlee’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.

Item 7.01.                     Regulation FD Disclosure.

On August 10, 2015, Envestnet issued a press release announcing the execution of the Merger Agreement referred to in Item 1.01 above. A copy of the press release is attached as Exhibit 99.2 hereto.

Item 9.01.                     Financial Statements and Exhibits.

(d)                                                             Exhibits.

2.1                                                                               Agreement and Plan of Merger, dated as of August 10, 2015, between Envestnet, Inc., Yodlee, Inc. and Yale Merger Corp.

99.1                                                                        Form of Voting Agreement

99.2                                                                        Press release dated August 10, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVESTNET, INC.

	By:	/s/ PETER H. D’ARRIGO
		Name:	Peter H. D’Arrigo
		Title:	Chief Financial Officer

Date: August 10, 2015

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 10, 2015, between Envestnet, Inc., Yodlee, Inc. and Yale Merger Corp.

99.1	Form of Voting Agreement

99.2	Press release, dated August 10, 2015.